Park Avenue Securities LLC

**(A wholly owned subsidiary of
The Guardian Life Insurance Company of America)**

**Financial Statements and
Supplementary Schedules Pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934
December 31, 2024
(Confidential treatment requested)**

Park Avenue Securities LLC
Table of Contents
December 31, 2024
(Confidential treatment requested)



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Park Avenue Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Park Avenue Securities LLC (the "Company") as of December 31, 2024 and the related statements of operations, changes in member's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedules I - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 and II - Computation of Determination of Reserve Requirements for Broker-Dealers and Information for Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2024 (collectively, the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New York, NY
February 26, 2025

We have served as the Company's auditor since 1999.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

Park Avenue Securities LLC
Statement of Financial Condition
December 31, 2024
(Confidential treatment requested)

Assets

Cash and cash equivalents	$	75,573,749
Cash Segregated in compliance with federal and other regulations		1,100
Deposits with clearing organizations		250,000
Receivable from clearing broker-dealer, less allowance for credit losses of $10,828		14,855,129
Receivable from registered representatives, less allowance for credit losses of $7,166		3,709,162
Commissions receivable, less allowance for credit losses of $57,972		11,536,466
Amounts due from Guardian Life (Tax Recoverable)		37,037
Other assets, less allowance for credit losses of $5,125,962		5,732,407
Deferred tax assets, net		1,084,449
Total assets	$	112,779,499

Liabilities and Member's Equity

Due to Guardian Life, net	$	9,408,310
Commissions payable		23,277,691
Other liabilities		1,714,689
Total liabilities		34,400,690
Member's equity		78,378,809
Total liabilities and member's equity	$	112,779,499

See accompanying notes to financial statements.

Park Avenue Securities LLC
Statement of Operations
December 31, 2024
(Confidential treatment requested)

Revenues	
Commissions	$ 430,081,130
RIA platform fees	41,305,910
Revenue sharing fees	7,863,288
Interest income	51,118,029
Registered representative fees	1,515,190
Brokerage account fees	1,600,078
Other income	9,278,145
Total revenues	$ 542,761,770
Expenses	
Commissions to agents	367,392,527
General and administrative expenses	62,790,895
Clearance fees	34,417,087
License fees	638,792
Other expenses	1,674,791
Total expenses	466,914,092
Income before income tax expense	$ 75,847,678
Income tax expense	16,043,125
Net Income	$ 59,804,553

See accompanying notes to financial statements.

Park Avenue Securities LLC
Statement of Changes in Member's Equity
December 31, 2024
(Confidential treatment requested)

Balance at January 1, 2024	$	90,574,256
Net Income		59,804,553
Return of Capital		(3,000,000)
Dividend to Shareholder		(69,000,000)
Balance at December 31, 2024	$	78,378,809

See accompanying notes to financial statements.

Park Avenue Securities LLC
Statement of Cash Flows
December 31, 2024
(Confidential treatment requested)

Cash flows from operating activities

Net Income			$	59,804,553
Adjustments to reconcile net income				
to net cash provided by operating activities				
Deferred taxes	$	(571,850)		
Allowance for bad debt expense		2,926,685		
(Increase) decrease in operating assets:				
Receivable from clearing broker-dealer		(215,626)		
Receivable from registered representatives		(538,403)		
Due from Guardian Life		403,062		
Commissions receivable		(2,035,392)		
Other assets		(6,565,692)		
Increase (decrease) in operating liabilities:				
Commissions payable		6,262,633		
Due to Guardian Life		9,138		
Other liabilities		558,635		
Total adjustments				233,190
Net cash provided by operating activities			$	60,037,743

Cash flows from financing activities

Return of capital				(3,000,000)
Dividend to shareholder				(69,000,000)
Net cash used in financing activities				(72,000,000)
Net increase in cash, cash equivalents and restricted cash			$	(11,962,257)

Cash, cash equivalents and restricted cash

Beginning of the year			$	87,537,106
End of the year			$	75,574,849

Supplemental cash flows disclosures:

Cash paid to Guardian Life during the year for income taxes			$	16,117,707

See accompanying notes to financial statements.

1.   Organization and Nature of Business

Park Avenue Securities LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is also a registered investment advisor under the Investment Advisers Act of 1940 and a Delaware Limited Liability company. The Company is a wholly owned subsidiary of The Guardian Life Insurance Company of America ("Guardian Life").

The Company, through its affiliate, The Guardian Insurance and Annuity Company Inc ("GIAC"), employs agencies as its distribution system through which all securities transactions are conducted. All agencies are subject to an Agency Agreement with GIAC that outlines the rights and responsibilities of GIAC and its affiliates. Registered representatives and investment advisors are agency employees whose rights and responsibilities are governed by a Registered Representative Agreement or Investment Advisor Representative Agreement, respectively, by and between the Company and the representative.

The Company's business as a securities broker-dealer consists of selling products currently offered by GIAC as well as third party sponsors to retail customers. Such products include mutual funds, variable annuities, variable life insurance, 401(k) plan and investment advisory services. Brokerage transactions are executed by the Company on behalf of its customers and are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing LLC (the "Clearing Broker"). The Company does not carry customer accounts or perform custodial functions related to customer securities. Direct customer transactions are executed by third party sponsors, or GIAC on behalf of the customers. The Company also acts as a broker in the purchase and sale of securities which are conducted on a give-up basis.

2.   Significant Accounting Policies

Basis of Presentation
The Company's financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Use of Estimates
The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents include amounts on deposit with banks and highly liquid investments with an original maturity of three months or less. They are reported at cost, which approximates fair value because of the relatively short period of time between their origination and expected maturity.

Cash segregated in compliance with federal and other regulations represents restricted cash segregated for the exclusive benefit of customers of the Company.

Park Avenue Securities LLC
Notes to Financial Statements (continued)
December 31, 2024
(Confidential treatment requested)

The following table provides a reconciliation of cash, cash equivalents and restricted cash as reported within the Statement of Financial Condition to the Statement of Cash Flow:

Cash and cash equivalents	$ 75,573,749
Cash segregated in compliance with federal and other regulations	1,100
Total cash, cash equivalents and restricted cash shown in the Statement of Cash Flow	$ 75,574,849

Receivable from clearing Broker-Dealer
The Company clears certain customer transactions through the clearing broker. The Receivable from broker-dealer includes advisory fees, annual account fees and non-proprietary trail commission receivable. Receivables from clearing broker-dealer are stated net of a provision for credit losses, which is estimated based upon the evaluation of historical loss experience and management's forecasts. The opening balance in this account as of January 1, 2024, was $14,623,302, less allowance for credit losses of $27,029. During 2024, there were no write-offs related to this account. The decrease in allowance for credit losses of $16,201 was included in Other Expenses.

Receivable from Registered Representatives
Receivable from registered representatives relates to annual fees (registered representative fees) charged for support functions, such as technology tools, licensing, compliance and regulatory oversight, and administrative services. Receivables are stated net of a provision for credit losses, which is estimated based upon the evaluation of aging, specific exposures, historical loss experience and management's forecasts. The opening balance in this account as of January 1, 2024, was $2,845,811, less allowance for credit losses of $332,114. During 2024, there were write offs of $302,222. The decrease in allowance for credit losses of $324,948 was included in Other Expenses.

Commissions Receivable
All transactions, other than those cleared through the clearing broker, represent activity conducted directly between the client and third-party sponsors. Commissions receivable include investment advisory service fees receivable from turnkey asset management programs (TAMPs), direct sponsor trailing commissions from mutual funds and revenue sharing receipts. Commissions receivable are stated net of a provision for credit losses, which is estimated based upon the evaluation of historical loss experience and management's forecasts. The opening balance in this account as of January 1, 2024, was $9,511,251, less allowance for credit losses of $47,795. During 2024, there were no write offs or recoveries related to this account. The increase in allowance for credit losses of $10,177 was included in Other Expenses.

Other Assets
Other Assets include loans from the Company to registered representatives and prepaid licensing fees. Other assets are stated net of a provision for credit losses for amounts due from registered representatives, which is estimated based upon the evaluation of historical loss experience, guarantees in place and management's forecasts. The opening balance in this account as of January 1, 2024, was $2,424,372 less allowance for credit losses of $1,868,304. During 2024, there were no write offs. The increase in allowance for credit losses of $3,257,658 was included in Other Expenses.

Park Avenue Securities LLC
Notes to Financial Statements (continued)
December 31, 2024
(Confidential treatment requested)

Due to Guardian Life

Amounts payable consist of general operating expenses payable to Guardian Life under an intercompany agreement.

Commissions payable

The Company remits commissions payments to the registered representatives on behalf of the general agents. Commissions payable represent balances owed to the registered representatives.

Other Liabilities

Other liabilities include unpaid operating expenses.

There was no accrual made for loss contingencies at year end. See Note 9 for further discussion of Contingencies.

<u>Revenue and Expense Recognition</u>

The following table presents total commission revenue disaggregated by type:

Commissions from customer transactions recorded on the trade basis	$ 20,693,476
Insurance commissions recorded upon contract delivery to the carrier	$ 141,436,916
Trail commissions on asset-based fees from mutual funds and insurance recorded over time	$ 63,607,599
Investment advisory fees computed based on asset percentage or a flat fee	$ 183,064,756
Commissions from GIAC's variable annuities, variable life insurance, brokerage, mutual funds and 401(k) plans	$ 21,278,383
	$ 430,081,130

Commissions and Commissions to agents

Commissions earned from customers' securities transactions are recorded on a trade date basis. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Insurance commission revenues are recognized when the delivery of the insurance contract is confirmed by the carrier, the premium is remitted to the insurance company and the contract requirements are met. The delivery of the insurance contract is the appropriate point in time to recognize revenue for insurance commission transactions as there are no significant actions which the Company needs to take subsequent to this date and the carrier obtains the risks and rewards of the insurance contract.

Commissions also include certain asset-based fees. These fees include trailing commissions from mutual funds and variable annuities/insurance products, which are recorded ratably over the period earned as the performance obligations are simultaneously provided by the Company and consumed by the customer.

Commissions also include the fees earned for investment advisory services. The performance obligation for providing advisory services is satisfied over time because the customer is receiving

Park Avenue Securities LLC
Notes to Financial Statements (continued)
December 31, 2024
(Confidential treatment requested)

and consuming the benefits as they are provided by the Company. These fees are computed as either a percentage of the assets in the client account, or a flat periodic fee charged to the client for investment advice.

Commissions also include sales of GIAC's variable annuity and variable life insurance products as well as brokerage commission and sales of mutual funds.

Compensation to agents is computed as a percentage of the revenues generated and recorded as an expense in Commissions to agents within the Statement of Operations. The revenue and the related commission expense earned by the registered representative are presented gross on the Statement of Operations.

All commissions and fees are specifically stated in customer contracts. For the year ended December 31, 2024, total revenue from contracts was $482,365,596 classified within Commissions, Registered representative fees and Brokerage account fees line items in the Statement of Operations.

RIA Platform Fees
Registered Investment Advisor (RIA) platform fees represent non compensable fees related to the Company's proprietary advisory programs. Under these programs, the RIA enters into advisory agreements with Company's customers, who are charged an overall total advisory fee. The RIA Platform fee is a portion of the overall total advisory fee which is contractually agreed upon rate between the RIA and Company's customers and calculated as a percentage of the customer's assets in their account, as specified in contractual agreements. These fees are typically calculated on a quarterly basis. Revenue from RIA platform fees is recognized over time as the Company fulfills its obligation to provide advisory services.

Revenue Sharing Fees
Revenue sharing fees represent marketing support fees paid to the Company. These fees are determined based on pre-negotiated agreements with fund and annuity providers, or as either a percentage of sales or assets under management. Payments for revenue-sharing fees are received periodically in accordance with contractual terms, based on annuity sales earned by the fund or annuity provider. The Company satisfies its performance obligation for revenue-sharing fees by providing ongoing marketing support to fund and annuity providers. Revenue is recognized as the related performance obligations are fulfilled.

Interest Income
Interest income consists of interest earned from bank deposits, money market funds, and brokerage sweeps, recognized on an accrual basis in the period earned.

Other Income
Other income consists mainly of clearing broker incentives, transaction fee income which are not commissions earned by the registered representative and for which there is no associated commission expense.

All fees, basis points or rates are specifically stated in contracts with third parties.

Park Avenue Securities LLC
Notes to Financial Statements (continued)
December 31, 2024
(Confidential treatment requested)

General and Administrative Expenses

General and administrative expenses include compensation and benefits for salaried employees, professional services, occupancy, communications and other general office charges.

Clearance Fees

Clearance Fees consist of clearing and execution charges on customer transactions as well as other incidental expenses incurred by the Clearing Broker on behalf of the Company.

License Fees

License Fees consist of employees' regulatory licenses and fees paid to FINRA by the Company on behalf of the employees.

Other Expenses

Other Expenses consist mainly of allowance for credit losses.

Income Taxes

The Company is organized as a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company's results are included in Guardian Life's proforma federal income tax return, which is ultimately included in the consolidated federal income tax return of Guardian Life. The Internal Revenue Code ("the Code") limits the amount of non-life insurance losses that may offset life insurance company taxable income. The consolidated income tax liability is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that each member of the group is allocated its share of the consolidated tax provision or benefit, determined generally on a separate company basis, but may, where applicable, recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated group. For state tax purposes, since Guardian Life is an insurance company, it is generally subject to tax on gross premium rather than tax on income. However, in those years where Guardian Life is subject to a state income tax, such income will be subject to the group's tax allocation agreement. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return.

Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred Federal income tax assets ("DTA's") and liabilities ("DTL's") are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income tax assets and liabilities are recognized for the future tax consequence of temporary differences between financial statement carrying amounts and income tax basis of assets and liabilities.

The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. The amount of tax benefit recognized for an uncertain tax position is the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits are included within the Statement of Financial Condition and are charged to earnings in the period that such determination is made. The Company classifies interest and

Park Avenue Securities LLC
Notes to Financial Statements (continued)
December 31, 2024
(Confidential treatment requested)

penalties related to tax uncertainties as "income tax expense" in the accompanying Statement of Operations.

3.   **Related Party Transactions**

A significant portion of the Company's revenues and expenses relate to transactions with Guardian Life and its affiliates.

Pursuant to an expense sharing agreement, Guardian Life charges the Company on a monthly basis for the services of certain employees of Guardian Life engaged in the Company's business and for the Company's use of Guardian Life's centralized services. The Company settles those transactions with Guardian Life on a monthly basis. During 2024, the amounts charged for these services amounted to $62,790,895 which is comprised of general and administrative expenses, as defined in Note 2 of $60,483,473 and payroll and sales taxes of $2,307,422. The Due to Guardian Life under this agreement was $9,371,273.

Refer to Note 6 for Income Tax related party transactions.

During the year, the Company earned revenues of $21,278,383 from GIAC for sales of GIAC's variable annuity and variable life insurance products, which is included in Commissions. The receivable for such revenues was $737,057 and is included in Commissions receivable.

In 2024, the Company distributed dividends and return of capital totaling $72,000,000 to Guardian Life.

4.   **Reportable Segment**

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the significant accounting policies.

Park Avenue Securities LLC
Notes to Financial Statements (continued)
December 31, 2024
(Confidential treatment requested)

	2024
Revenue	$542,761,770
Less:	
Employee compensation and benefits	25,531,375
Commissions to agents	367,392,527
Floor brokerage, exchange, and clearance fees	34,417,087
Technology and communications	8,379,032
Other expenses	31,194,071
Provision for income taxes	16,043,125
Net income	$59,804,553

5. **Fair Value of Financial Instruments**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's view of market assumptions based on internally developed data in the absence of observable market information. The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following three categories:

Level 1 – inputs are quoted market prices available in active markets for identical assets or liabilities on the reporting date.

Level 2 – inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – significant inputs are unobservable where there is little or no market activity for the asset or liability and the Company makes estimates and assumptions based on internally derived information and other analytical techniques.

In determining fair value, the carrying value of Cash and cash equivalents, Cash segregated in compliance with federal and other regulations, receivable from broker-dealer, commissions receivable and payables arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity or because we expect the assets and liabilities to be settled within a period of one year. There were no level 3 assets or liabilities carried at fair value as of December 31, 2024.

6. **Income Taxes**

A summary of the net income tax expense included in the accompanying Statement of Operations is as follows:

Park Avenue Securities LLC
Notes to Financial Statements (continued)
December 31, 2024
(Confidential treatment requested)

Income Tax Expense	2024
Current federal income tax expense	$ 16,520,769
Current state income tax expense	94,206
Total current income tax expense	16,614,975
Deferred federal income tax benefit	(571,850)
Total income tax expense	**$ 16,043,125**

The Company's Income Tax expense for the year ended December 31, 2024 differs from the amount computed by applying the expected federal income tax rate of 21% to income before income taxes for the following reasons:

	2024	Effective Rate
Income tax expense at the statutory rate	$ 15,928,012	21.00%
Permanent differences:		
Other	$ 115,113	0.15%
Total income tax expense	**$ 16,043,125**	**21.15%**

As of December 31, 2024, the Company had no unrecognized tax benefits or related interest expenses.

The components of the net deferred tax asset as of December 31, 2024, were as follows:

Deferred Tax Assets	2024
Reserve for Litigation	$ 6,615
Allowance for Bad Debt	1,092,405
Deferred Revenue	1,050
Total Deferred Tax Assets	**$ 1,100,070**
Deferred Tax Liabilities	
Unrealized Gains	$ 15,621
Total Deferred Tax Liabilities	**$ 15,621**
Net Deferred Tax Assets/(Liability)	**$ 1,084,449**

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes.

A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company's management has concluded that the deferred tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

Park Avenue Securities LLC
Notes to Financial Statements (continued)
December 31, 2024
(Confidential treatment requested)

At December 31, 2024, the Company recorded a current income tax recoverable of $37,037 due from Guardian Life in the accompanying Statement of Financial Condition and is included in Amounts due from Guardian Life.

The Inflation Reduction Act was enacted into law on August 16, 2022. This provision imposes a 15% Corporate Alternative Minimum Tax ("CAMT") on adjusted financial statement income ("AFSI") for applicable corporation with average annual AFSI over a three-year period in excess of $1 billion effective for taxable years beginning after December 31, 2022. As of December 31, 2024 management has determined that Guardian Life and its subsidiaries is not subject to CAMT in 2024.

Guardian Life files U.S. federal income tax returns along with various state and local income tax returns. The Company's federal income tax returns are routinely examined by the Internal Revenue service ("IRS") and provisions are made in the financial statements in anticipation of the results of these audits. Tax years 2015 through 2023 are subject to examination by the IRS. The Company believes that it has established adequate tax liabilities for uncertain tax positions for all open years.

7. Regulatory Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. The Company had net capital of $54,656,319 which was $52,365,339 above the $2,290,980 required to be maintained. The ratio of aggregate indebtedness to net capital was 0.63 to 1. The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule. The Company is also subject to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

8. Off-Balance Sheet Risk

In the normal course of business, securities transactions of customers are introduced and cleared through a third-party clearing broker. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for certain losses that result from transactions with such customers.

Direct customer transactions executed by third party sponsors on behalf of the customers may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations and the Company has to sell the investment product at a loss.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company, in its normal course of business, may enter into other legal contracts that contain several of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future

Park Avenue Securities LLC
Notes to Financial Statements (continued)
December 31, 2024
(Confidential treatment requested)

claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

9. Contingencies

The Company may be engaged in various disputes, litigations, governmental regulatory inquiries and other proceedings arising out of its business operations. These matters could result in losses, monetary damages, fines, penalties or changes in the business operations of the Company. Due to the uncertainties inherent in these disputes, it is difficult to determine the ultimate loss the Company will experience. The Company evaluates each matter and establishes an accrual where a loss is probable, and the amount can be reasonably estimated.

The Company also evaluates these matters for a reasonably possible range of loss. Due to the uncertainties inherent in these matters, such as timing of discovery and court decisions, the Company is not able to ascertain a reasonably possible range of loss for each matter. In the opinion of Management, as of December 31, 2024, the aggregate range of reasonably possible loss for those matters it is able to provide an estimate for is not material to the Company's financial position.

10. Subsequent Events

The Company considers events occurring after the Statement of Financial Condition date but prior to February 26, 2025, the issuance date of the financial statements, to be subsequent events. There were no subsequent events through February 26, 2025, the date the financial statements were available to be issued that affect the Company's financial statement or require additional disclosure.

Park Avenue Securities LLC
Computation of Net Capital Pursuant to
Uniform Net Capital Rule 15c3-1 of the
Securities Exchange Act of 1934
December 31, 2024
(Confidential treatment requested) **Schedule I**

Computation of net capital		
Total Member's equity		$ 78,378,809
Deductions and/or charges		
Nonallowable assets		
Receivable from broker-dealer	2,761,994	
Receivable from registered representatives	3,709,162	
Commissions receivable	9,874,986	
Deferred tax asset	1,084,449	
Other assets	5,819,531	
		23,250,122
Other deductions and/or charges		
Unsecured debits	79,555	
		79,555
Net capital before haircuts on securities positions		55,049,132
Haircuts on securities positions		
Money market funds	362,911	
Undue concentration	29,902	
		392,813
Net capital		$ 54,656,319
Computation of basic net capital requirement		
Minimum net capital required (the greater of 6 2/3% of total aggregate indebtedness or $250,000)		2,290,980
Excess net capital		$ 52,365,339
Computation of aggregate indebtedness		
Total liabilities		$ 34,400,690
Total aggregate indebtedness		$ 34,364,677
Ratio of aggregate indebtedness to net capital		0.63 to 1

There were no material differences between the above computation and the computation included in the Company's unaudited Form X-17A-5 FOCUS Part IIA report filed on January 23, 2025.

Park Avenue Securities LLC
Computation for Determination of Reserve Requirements
for Broker-Dealers and Information for Possession
or Control Requirements Under Rule 15c3-3 of the
Securities Exchange Act of 1934
December 31, 2024
(Confidential treatment requested) **Schedule II**

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule and the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



Report of Independent Registered Public Accounting Firm

To Management of Park Avenue Securities LLC

We have reviewed Park Avenue Securities LLC's assertions, included in the accompanying Park Avenue Securities LLC's Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) and (2)(ii) as the provisions under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions").

 (2) The Company stated that it met the identified exemption provisions throughout the year ended December 31, 2024, except as described in its exemption report with respect to the following:

Customer funds and securities were not promptly transmitted to the clearing firm after receipt by Company representatives as follows:

Month	Number of Exceptions
January	38
February	35
March	57
April	58
May	51
June	39
July	40
August	56
September	28
October	53
November	41
December	51
Total	**547**

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading; and (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2024, except as described in its exemption report with respect to the following:

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us



Customer funds and securities were not promptly transmitted to the issuer after receipt by Company representatives as follows:

Month	Number of Exceptions
January	9
February	16
March	29
April	23
May	18
June	21
July	23
August	23
September	4
October	15
November	1
December	11
Total	193

The Company's management is responsible for the assertions and for compliance with the identified exemption provisions and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2024. Our review did not extend to the statements made in Appendix A to the Company's Exemption Report.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

New York, NY
February 26, 2025

2



10 Hudson Yards
New York, NY 10001

Park Avenue Securities LLC's Exemption Report

Park Avenue Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i) and (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2024, except for those items described below:

Customer funds and securities were not promptly transmitted to the clearing firm after receipt by Company representatives as follows:

Month	**Number of Exceptions**
January	38
February	35
March	57
April	58
May	51
June	39
July	40
August	56
September	28
October	53
November	41
December	51
Total	**547**

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; and (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below:

Park Avenue Securities LLC
PAS is a wholly owned subsidiary of Guardian Life Insurance Company of America, New York NY.
PAS is a member of FINRA, SIPC

Customer funds and securities were not promptly transmitted to the issuer after receipt by Company representatives as follows:

Month	Number of Exceptions
January	9
February	16
March	29
April	23
May	18
June	21
July	23
August	23
September	4
October	15
November	1
December	11
Total	**193**

I, Marianne Caswell, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Park Avenue Securities LLC

_____
Marianne Caswell
President

February 25, 2025

Park Avenue Securities LLC
PAS is a wholly owned subsidiary of Guardian Life Insurance Company of America, New York NY.
PAS is a member of FINRA, SIPC

The firm transmitted 95% of customer funds and securities on the day of receipt. Of the 740 exceptions, 71% of customer funds and securities were transmitted one (1) business day after receipt, a portion of which may have been transmitted by noon. The remaining 29% of exceptions were transmitted more than one (1) business day after receipt for such reasons as ongoing suitability reviews, information missing from account opening documents or office closures due to weather.

This Appendix A is not covered by the review report of PricewaterhouseCoopers LLP.

Park Avenue Securities LLC
PAS is a wholly owned subsidiary of Guardian Life Insurance Company of America, New York NY.
PAS is a member of FINRA, SIPC